OCEANPAL INC. ANNOUNCES REVERSE STOCK SPLIT TO BE EFFECTIVE
MARCH 30, 2026

ATHENS, GREECE, March 26, 2026 – OceanPal Inc. (NASDAQ: SVRN) (the “Company”), announced today that its board of directors has determined to effect a one-for-twenty reverse stock split of the Company's common shares, par value $0.01 per share. The Company's shareholders had approved the reverse stock split at the Company's annual meeting of shareholders held on May 20, 2025.

The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on NASDAQ, as of the opening of trading on March 30, 2026, under the existing trading symbol “SVRN”. The CUSIP number of Y6430L178 will be assigned to the Company's common shares when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every twenty of the Company's issued common shares will be combined into one issued common share, without any change to the par value per share and without any change in the total number of authorized common shares. The number of outstanding common shares will be reduced from approximately 37,517,290 shares to approximately 1,875,864 shares.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's common shares on NASDAQ on March 27, 2026.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after March 30, 2026. Such beneficial holders may contact their bank, broker, or nominee for more information.

The Board approved the reverse stock split in connection with the Company’s efforts to restore compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). As previously disclosed, the Company received a written determination letter from the Listing Qualifications Staff of NASDAQ pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), and the Company has timely requested a hearing before an independent Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815(a). The Company intends to present the reverse stock split as a component of its compliance plan in connection with its hearing before the Panel.

About the Company

OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. OceanPal Inc. is engaged in the seaborne transportation of bulk commodities, including iron ore, coal and grain, as well as refined petroleum products. OceanPal Inc.’s fleet is primarily employed on time-charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.

SovereignAI Services LLC, a wholly-owned subsidiary of OceanPal fuels the growth of AI infrastructure that enables agents to act autonomously and securely. SovereignAI Services LLC actively manages a treasury of NEAR—the network powering this infrastructure—generating returns that fund universal liquidity and AI privacy technologies. The company bridges these innovations to the enterprise, driving commercial adoption so businesses can deploy AI solutions that protect sensitive data and execute complex actions across any network.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s intention to request a hearing before the Nasdaq Hearings Panel; the expected automatic stay of any suspension or delisting action pending such hearing; the Company’s ability to present a compliance plan and restore compliance with the minimum bid price requirement; and the board’s evaluation of potential capital markets transactions and other corporate actions. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OceanPal’s and SVRN’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, SVRN’s ability to execute its growth strategy; its ability to raise and deploy capital effectively; the outcome of the Nasdaq Hearings Panel process; developments in technology and the competitive landscape; the market performance of NEAR; and other risks and uncertainties described under “Risk Factors” in OceanPal’s Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in subsequent filings with the SEC, available at www.sec.gov. OceanPal and SVRN undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.